

September 21, 2011

Via E-mail
Mr. Richard S. Swanson
Chief Executive Officer
Federal Home Loan Bank of Des Moines
Skywalk Level, 801 Walnut Street, Suite 200
Des Moines, IA 50309

> **Re:  Federal Home Loan Bank of Des Moines**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 000-51999**

Dear Mr. Swanson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.     Please ensure that future filings check one of the boxes on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Allowance for Credit Losses, page 52

2.      Please tell us and revise your future filings to expand the discussion of the methodology
        used to determine the inherent losses in your mortgage loan portfolio and, specifically,
        how it incorporates credit enhancements.  Consider the need to provide quantified
        information of how credit enhancements will cover your delinquent loans, specifically
        setting forth the waterfall of those enhancements, and how they result in your recorded
        allowance.

Exhibits and Financial Statement Schedules

(b) Exhibits, page 111

3.      Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K and file or incorporate by
        reference all required employment agreements, including any agreement with your CRO.
        We note that "[e]ach Employment Agreement is available as an exhibit to the report on
        Form 8-K filed on April 20, 2009," but they must be filed with or incorporated by
        reference into your Form 10-K.

4.      Please file your lease with Wells Fargo for 43,000 square feet or advise.  Refer to Item
        601(b)(10) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Executive Overview, page 41

5.      Please revise your future filings to change the name of the non-GAAP measures to more
        accurately reflect its content.  In this regard, the use of the word "core" implies you are
        referring to your most central or essential operations and results.  For example, removal
        of the impact of your derivative related activities from net income to arrive at "core"
        earnings or income implies that these activities are not an inherent part of your core
        operations.  Thus, we believe it would be appropriate to use a more descriptive title to
        describe these non-GAAP measures, eliminating the use of the word "core" in its entirety.
        Also, please consider providing a discussion of what encompasses your routine
        operations or core businesses in future filings as well.

6.      Tell us the nature of and impact of the refinements made to the allowance for credit
        losses model during the first quarter of 2011.

Liquidity, page 61

7.      We note Standard and Poor's Rating Services lowered your credit rating from AAA to
        AA+ on August 8, 2011.  Please tell us and revise your disclosure in your next filing, to

address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

- Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
- Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade; for example, quantify any additional collateral required to be delivered to derivative counterparties;
- Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
- Address any impact that the downgrade had on any other financial instruments measured at fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Paul Cline, Staff Accountant, at (202) 551-3851. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney